# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fold Holdings, Inc., CIK 0001889123
CUSIP: 29103K100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11201 North Tatum Blvd., Suite 300, Unit 42035, Phoenix, Arizona (AZ), 85028
Date of event which requires filing of this statement: 02/14/2025
Filed by CIK 0002057403
Persons authorized to receive notices and communications: Hailey Lennon, 11201 North Tatum Blvd.,, Suite 300, Unit 42035,, Phoenix, Arizona (AZ), 85028, (866) 365-3277

## Reporting persons
- Jonathan Kirkwood (CIK 0002057403): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,047,968; sole dispositive power 0; shared dispositive power 5,047,968; aggregate amount beneficially owned 5,047,968 (10.9% of the class)
  Comment: Represents (i) 1,682,670 common shares held by Ten31 Join the Fold LLC and (ii) 3,365,299 common shares held by LOW TIME PREFERENCE FUND II, LLC. Jonathan Kirkwood is the co-founder and managing partner of Ten31 Join the Fold LLC and LOW TIME PREFERENCE FUND II, LLC and disclaims beneficial ownership of all shares held by Ten31 Join the Fold LLC and LOW TIME PREFERENCE FUND II, LLC, except to the extent of his pecuniary interest therein.
  
  The calculation is based on 46,138,876 common shares outstanding, as set forth in the issuer's Form 8-K filed February 14, 2025.
- LOW TIME PREFERENCE FUND II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,365,299; sole dispositive power 0; shared dispositive power 3,365,299; aggregate amount beneficially owned 3,365,299 (7.3% of the class)
  Comment: The calculation is based on 46,138,876 common shares outstanding, as set forth in the issuer's Form 8-K filed February 14, 2025.
- Ten31 Join the Fold LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,682,670; sole dispositive power 0; shared dispositive power 1,682,670; aggregate amount beneficially owned 1,682,670 (3.6% of the class)
  Comment: The calculation is based on 46,138,876 common shares outstanding, as set forth in the issuer's Form 8-K filed February 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Fold Holdings, Inc.
Address of issuer's principal executive offices: 11201 North Tatum Blvd., Suite 300, Unit 42035, Phoenix, Arizona (AZ), 85028

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Jonathan Kirkwood
LOW TIME PREFERENCE FUND II, LLC
Ten31 Join the Fold LLC
Residence or business address: The principal business address of LOW TIME PREFERENCE FUND II, LLC and Ten31 Join the Fold LLC is Room 21, 1910 21st Avenue S, Nashville, TN 37212, and the principal business address of Jonathan Kirkwood is c/o 11201 North Tatum Blvd., Suite 300, Unit 42035, Phoenix, AZ 85028.
Present principal occupation or employment: The principal occupation of Dr. Kirkwood is as the co-founder and managing partner of Ten31. Ten31 is an investment platform focusing on the bitcoin ecosystem through a suite of funds with various strategies. Ten31 manages Join the Fold LLC and LOW TIME PREFERENCE FUND II, LLC.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, nor any member of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, nor any member of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Ten31 Join the Fold LLC and LOW TIME PREFERENCE FUND II, LLC are organized in the State of Delaware. Jonathan Kirkwood is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock described herein were acquired at the closing of the business combination pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), as described in the Issuer's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on November 26, 2024, as supplemented. The Reporting Persons received Common Stock of the Issuer as consideration for the common stock of Fold, Inc.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of this filing is to report the acquisition of beneficial ownership by Jonathan Kirkwood of 5,047,968 shares of the Issuer's Common Stock.

Dr. Kirkwood is a director of the Issuer. As such, he participates in the planning and decisions of the board of directors. Dr. Kirkwood may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, operations, capital structure or business of the Issuer. Depending upon market conditions and other factors that Dr. Kirkwood deems material, he may purchase additional Common Stock or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Stock or other securities of the Issuer that he now own or may hereafter acquire. Except as described above, Dr. Kirkwood does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D. Dr. Kirkwood reserves the right to formulate plans or make proposals, and to take any actions with respect to his investments in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the information on the cover pages of this Schedule 13D, which is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See the information on the cover pages of this Schedule 13D, which is incorporated by reference herein.
Transactions in the class effected during the past sixty days: None of the Reporting Persons, nor any member of the Reporting Persons, has effected any transactions in the Common Stock during the past 60 days, other than as described in Item 4 of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Stock reported by such persons on the cover pages of the Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Registration Rights Agreement

Upon the Closing, Dr. Kirkwood entered into an Amended and Restated Registration Rights Agreement ("the "Registration Rights Agreement") by and among (i) the Issuer (formerly known as FTAC Emerald Acquisition Corp.), (ii) Emerald ESG Sponsor, LLC, (iii) Emerald ESG Advisors, LLC and (iv) certain equityholders of the Issuer, including Dr. Kirkwood. Pursuant to the Registration Rights Agreement, the Issuer agreed to register for resale certain shares of the Issuer's Common Stock and other equity securities of the Issuer. Additionally, the Registration Rights Agreement provides for customary "demand" and "piggyback" registration rights for certain stockholders, including Dr. Kirkwood.

Lock-Up Agreement

Upon the Closing, the Issuer entered into a lock-up agreement (the "Lock-Up Agreement") with Dr. Kirkwood, restricting the transfer of Common Stock issued or issuable as Merger Consideration pursuant to the business combination held immediately after the effective time of the business combination from and after the Closing. The restrictions under the Lock-Up Agreements began at the Closing and end on the date that is the earlier of (i) the last reported sale price of Common Stock exceeding $12.00 per share for a period of at least twenty (20) days within any thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination or (ii) six months after the Closing.

The descriptions of the Registration Rights Agreement and the Lock-Up Agreement contained in this Item 6 do not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Registration Rights Agreement and the Lock-Up Agreement, copies of which are filed or incorporated by reference as Exhibits 99.2 and 99.3 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Agreement and Plan of Merger, dated July 24, 2024, by and among FTAC Emerald Acquisition Corp., FTAC EMLD Merger Sub Inc. and Fold, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Registrant on February 14, 2025).

99.2 Amended and Restated Registration Rights Agreement, dated as of February 14, 2025, by and among the Company, certain stockholders of Emerald named therein and certain stockholders of Legacy Fold named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant on February 14, 2025).

99.3 Form Lock-Up Agreement (incorporated by reference to Exhibit 10.10 to the Form 8-K filed by the Registrant on February 14, 2025).

## Signatures
- Jonathan Kirkwood: /s/ Jonathan Kirkwood, Jonathan Kirkwood (03/10/2025)
- LOW TIME PREFERENCE FUND II, LLC: /s/ Jonathan Kirkwood, Jonathan Kirkwood, Vice Managing Partner (03/10/2025)
- Ten31 Join the Fold LLC: /s/ Jonathan Kirkwood, Jonathan Kirkwood, Managing Partner (03/10/2025)
Comment: 99.1 Joint Filing Statement